MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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January 4, 2006


Anita Karu
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20005

RE: Mystica Candle Corp.
    Registration Statement on Form SB-2
    File No. 333-127703
    Amendment No. 4 Filed January 4, 2006

Dear Ms. Karu:

This letter shall serve as the request of Mystica Candle Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, January 6, 2006, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Jon Suk
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Jon Suk, President